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                             January 31, 2022

       Sally Lo
       Chief Executive Officer
       DH Enchantment, Inc.
       Unit A, 13/F, Gee Luen Factory Building
       316-318 Kwun Tong Road
       Kowloon, Hong Kong

                                                        Re: DH Enchantment,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form 10-12G
                                                            Filed December 15,
2021
                                                            File No. 000-56322

       Dear Ms. Lo:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Form 10-12G filed December 15, 2021

       Item 1. Business, page 1

   1. Clearly disclose how you will refer to the holding company and its subsidiaries when providing the
disclosure throughout the document so that it is clear to investors which entity the disclosure
is referencing and which subsidiaries or entities are conducting the business operations.
Refrain from using terms such as    we    or    our    when describing
                                                        activities or functions
of a subsidiary. For example, disclose, if true, that the holding company does not
conduct operations. Disclose clearly the entity (including the domicile)
                                                        in which investors are
purchasing an interest.
   2. We note your disclosure in response to comment 3. Please expand the first paragraph on page 1 and elsewhere as
applicable to disclose the basis for your statement that "Our Hong
 Sally Lo
FirstName  LastNameSally Lo
DH Enchantment,   Inc.
Comapany
January 31,NameDH
            2022     Enchantment, Inc.
January
Page  2 31, 2022 Page 2
FirstName LastName
         Kong subsidiary is currently not required to obtain permission from the Chinese authorities..." In addition, affirmatively disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
3. Please expand the second paragraph on page 1 to provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of your structure as a Nevada holding company with operations conducted through your wholly owned subsidiaries based in Hong Kong.
4. We note your response to comment 4. Please also specifically discuss in this section risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice."
5. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
 Sally Lo
FirstName  LastNameSally Lo
DH Enchantment,   Inc.
Comapany
January 31,NameDH
            2022     Enchantment, Inc.
January
Page  3 31, 2022 Page 3
FirstName LastName
Transfers of Cash to and from Our Subsidiaries, page 3

7. Please expand this discussion to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
Item 1A. Risk Factors
Risks Related to Doing Business in Hong Kong, page 15

8.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We note your current disclosure on page 16.
9. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, please address the applicability of new regulations that will go into effect on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review. We note your current disclosure on page 19.
The Holding Foreign Companies Accountable Act requires the Public Company Accounting
Oversight Board, page 17

10. We note your disclosure in response to comment 6 and your disclosure about the Holding
         Foreign Companies Accountable Act. Please expand to disclose that the United States
         Senate has passed the Accelerating Holding Foreign Companies Accountable Act
         (emphasis added), which, if enacted, would decrease the number of non-inspection
 Sally Lo
DH Enchantment, Inc.
January 31, 2022
Page 4
      years    from three years to two years, and thus, would reduce the time before your
      securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the
      HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
General

11. To the extent you make changes to your registration statement in response to the comments below, please make conforming changes, as applicable, to your periodic reports.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacey Peikin at 202-551-6223 or Dietrich King at 202-551-8071 with any questions.



                                                          Sincerely,
FirstName LastNameSally Lo
                                                          Division of
Corporation Finance
Comapany NameDH Enchantment, Inc.
                                                          Office of Trade &
Services
January 31, 2022 Page 4
cc:       Jenny Chen-Drake
FirstName LastName